PROSPECTUS Dated March 16, 2015 and	PRICING SUPPLEMENT NO. 6
PROSPECTUS SUPPLEMENT Dated February 17, 2017	Dated February 15, 2018
Registration Statement No. 333-202789
Filed Pursuant to Rule 424(b)(2)

€2,500,000,000

FORD MOTOR CREDIT COMPANY LLC

EURO MEDIUM-TERM NOTES
Due Nine Months or More from Date of Issue

Floating Rate Notes due 2019

Any person making or intending to make an offer of the Euro Medium-Term Notes may only do so in circumstances in which no obligation arises for Ford Motor Credit Company LLC (“Ford Credit”) or any Agent to publish a prospectus pursuant to Article 3 of the Prospectus Directive or supplement a prospectus pursuant to Article 16 of the Prospectus Directive, in each case, in relation to such offer.

This document constitutes the Pricing Supplement for the Euro Medium-Term Notes described herein. This document must be read in conjunction with the accompanying Prospectus and Prospectus Supplement. Full information on Ford Credit and the offer of the Notes is only available on the basis of the combination of this Pricing Supplement and the Prospectus and Prospectus Supplement. Copies of the Prospectus and Prospectus Supplement may be obtained at no cost, by writing or telephoning Ford Credit’s principal executive offices at the following address: Ford Motor Credit Company LLC, One American Road, Dearborn, MI 48126, Attn: Corporate Secretary, 1-800-426-2888. Ford Credit’s SEC filings also are available to you at the SEC’s web site at http://www.sec.gov.

The Euro Medium-Term Notes offered hereby will be Floating Rate Notes and senior securities as more fully described in the accompanying Prospectus and Prospectus Supplement.

1.	Issuer:	Ford Motor Credit Company LLC

2.	Trade Date:	February 15, 2018

3.	Issue Date:	February 22, 2018 (T+4)

4.	Stated Maturity:	December 12, 2019

5.	Specified Currency:	Euro

6.	Principal Amount:	€612,000,000

7.	Price to Public:	100.255% plus accrued interest from the Issue Date

8.	All-in Price:	100.165%

9.	Net Proceeds (Before Expenses) to Issuer:	€613,009,800

10.	Interest Rate Basis:	3-Month EURIBOR

11.	Index Maturity:	3 months

12.	Spread:	+35 basis points

13.	Interest Rate Calculation:	EURIBOR determined on Interest Determination Date plus the Spread

14.	Minimum Interest Rate:	0.000%

15.	Initial Interest Rate:	3-Month EURIBOR and 6-Month EURIBOR using linear interpolation, as of two TARGET Business Days prior to the Issue Date plus the Spread (for the initial Interest Period)

16.	Subsequent Interest Rate:	3-Month EURIBOR plus the Spread

17.	Interest Reset Dates:	Quarterly on the 12th of March, June, September and December of each year, commencing June 12, 2018

18.	Interest Determination Dates:	Quarterly, two TARGET Business Days prior to each Interest Reset Date

19.	Interest Payment Dates:	Interest will be paid quarterly on the 12th of March, June, September and December of each year, commencing June 12, 2018 (long first coupon)

20.	Interest Payment Date Convention:	Modified, Following Adjusted

21.	Business Day:	New York City, London, TARGET

22.	Change of Interest Basis or Redemption / Payment Basis:	Not Applicable

23.	Day Count Convention:	Actual/360

24.	Stabilization Agent:	RBC Europe Limited

25.	Calculation Agent:	Royal Bank of Canada, London

26.	ISIN:	XS1778928157

27.	Plan of Distribution:	Name	Principal Amount Of Notes
RBC Europe Limited	€ 612,000,000
Total	€ 612,000,000

The above Agent has agreed to purchase the respective principal amount of Notes, opposite its name as principal, at a price of 100.165% plus accrued interest from February 22, 2018 if settlement occurs after that date.

28. Other:

MIFID II product governance / Professional investors and ECPs only target market

Solely for the purposes of each manufacturer’s product approval process, the target market assessment in respect of the Euro Medium-Term Notes has led to the conclusion that: (i) the target market for the Euro Medium-Term Notes is eligible counterparties and professional clients only, each as defined in Directive 2014/65/EU (as amended, “MiFID II”); and (ii) all channels for distribution of the Euro Medium-Term Notes to eligible counterparties and professional clients are appropriate. Any person subsequently offering, selling or recommending the Euro Medium-Term Notes (a “distributor”) should take into consideration the manufacturers’ target market assessment; however, a distributor subject to MiFID II is responsible for undertaking its own target market assessment in respect of the Euro Medium-Term Notes (by either adopting or refining the manufacturers’ target market assessment) and determining appropriate distribution channels.

Settlement

It is expected that delivery of the Notes will be made against payment therefor on or about February 22, 2018, which will be the fourth business day following the date of pricing of the Notes (such settlement cycle being referred to herein as “T+4”). Under Rule 15c6-1 pursuant to the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in two business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the Notes on the date of pricing or the next succeeding business day will be required, by virtue of the fact that the Notes initially will settle in T+4, to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement. Purchasers of the Notes who wish to trade those Notes on the date of pricing should consult their own advisor.